UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MICROVISION, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34170	91-1600822
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(IRS Employer Identification No.)

18390 NE 68th St.

Redmond, Washington 98052

(Address of principal executive offices) (Zip Code)

Drew G. Markham, Vice President, General Counsel and Secretary, (425) 936-6847

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD is filed as provided for in Rule 13p-1 promulgated under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period January 1, 2022 to December 31, 2022.

Our business is focused on developing a suite of light detection and ranging, or lidar, sensors and perception and validation software to the automotive market for advanced driver-assistance systems, or ADAS, and autonomous vehicle applications, as well as to complementary markets for non-automotive applications including industrial, robotics and smart infrastructure. Our lidar sensor uses our pioneering laser beam scanning, which is based on our patented expertise in systems that include micro-electrical mechanical systems, or MEMS, laser diodes, opto-mechanics, electronics, algorithms and software, and how those elements are packaged into a small form factor. Throughout our history, we have combined our proprietary technology with our development expertise to create innovative solutions to address existing and emerging market needs, such as augmented reality microdisplay engines; interactive display modules; consumer lidar components; and, most recently, automotive lidar sensors and solutions for the automotive market.

Currently, our development efforts are primarily focused on automotive lidar sensors and perception software for ADAS. Our integrated solution will combine our MEMS-based lidar sensor, custom ASICs, and software targeted for sale to automotive original equipment manufacturers, or OEMs, and Tier-1 automotive suppliers.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

We generally are not presently in the business of manufacturing or contracting to manufacture any consumer products. However, from time to time we may procure components for lidar sensors, assemble them internally or provide them to third parties to assemble and then sell these units to customers. The Securities Exchange Commission has stated that whether a company is considered under the Rule to “contract to manufacture” a product depends on the degree of influence the company exercises over the “…materials, parts, ingredients, or components to be included in any product…,” but it has not provided much guidance as to the circumstances that would result in sufficient influence to fall within the scope of the Rule. As a result, it is possible that we may manufacture or contract to manufacture products within the meaning of the Rule. To the extent we do so, we do not purchase any Conflict Minerals for these components directly from mines, smelters or refiners. We sometimes acquire components from suppliers and those components are used in the assembly of lidar sensors by us or for us by third parties. It is also the case that some components may be sourced directly by the parties that are assembling products for us and are incorporated into lidar sensors. We must therefore rely on our suppliers to provide information regarding the composition and origin of such components.

We have conducted a reasonable country-of-origin inquiry by contacting and making inquiries of our suppliers. These inquiries were designed to determine whether any of the components supplied to us contained Conflict Minerals and, if so, whether such Conflict Minerals originated in the Covered Countries. Certain of our suppliers indicated that Conflict Minerals were necessary to the functionality or production of the components it supplies to us but that such Conflict Minerals did not originate from the Covered Countries. As a result, following this inquiry, we do not have reason to believe that the Conflict Minerals that are necessary to the functionality or production of products that we may be considered to manufacture or contract to manufacture may have originated in the Covered Countries.

This information is also disclosed under the Governance tab of the Investors section of our publicly available website, at https://ir.microvision.com/corporate-governance/governance-documents.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MICROVISION, INC.

Date: May 31, 2023	By:	/s/ Drew G. Markham
Drew Markham
Vice President, General Counsel and Secretary